SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

For the transition period from              to

Commission File No.: 001-31740

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Citadel Broadcasting Company 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Citadel Broadcasting Corporation

7201 West Lake Mead Boulevard, Suite 400

Las Vegas, NV 89128

CITADEL BROADCASTING COMPANY

401(k) RETIREMENT SAVINGS PLAN

NOTE:	All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and the participants of the

Citadel Broadcasting Company 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Citadel Broadcasting Company 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche, LLP

Los Angeles, California

June 23, 2006

CITADEL BROADCASTING COMPANY

401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:
Investments, at fair value:
Common stock	$896,844	$99,182
Common/collective trusts	4,674,882	4,275,654
Mutual funds	38,757,456	34,375,872
Participant notes	1,474,763	1,166,261

Total investments	45,803,945	39,916,969

Non-interest bearing cash and other	34,280	3,064

Receivables:
Employer contributions	710,307	902,003
Participant contributions	138,512	135,652

Total receivables	848,819	1,037,655

NET ASSETS AVAILABLE FOR BENEFITS	$46,687,044	$40,957,688

See accompanying notes to financial statements.

CITADEL BROADCASTING COMPANY

401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2005

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$399,619
Dividend income	2,404,718
Interest on participants’ notes	74,839

Total investment income	2,879,176

Contributions:
Participant	5,420,206
Employer	736,109
Rollover contributions by participants	326,524

Total contributions	6,482,839

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS	9,362,015

DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS ATTRIBUTED TO:
Distributions to and withdrawals by participants	3,601,859
Administrative expenses	30,800

Total deductions	3,632,659

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	5,729,356

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	40,957,688

End of year	$46,687,044

See accompanying notes to financial statements.

CITADEL BROADCASTING COMPANY

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

1.	DESCRIPTION OF PLAN

The following brief description of the Citadel Broadcasting Company 401(k) Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan covering all employees of Citadel Broadcasting Company (the “Company” or “Plan Sponsor”) who have reached the age of 21. The Company acts as the Plan administrator. The Company is a wholly-owned subsidiary of Citadel Broadcasting Corporation.

Eligibility and Contributions—Eligible employees may begin participation in the Plan on the first day of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code, as amended (“IRC”).

Eligible participants may elect to defer up to 20% of their regular annual earnings on a pretax basis, subject to the maximum amount allowable by the IRC. Rollover contributions from other qualified plans are permitted. The Company may make matching contributions to the Plan, which will be allocated to the participants’ accounts and may be given in the form of Citadel Broadcasting Corporation common stock. The amount of the matching contribution, if any, is at the discretion of Citadel Broadcasting Corporation’s Board of Directors. For the years ended December 31, 2005 and 2004, the matching contributions were equal to 1% and 1.5% of the participants’ eligible annual earnings, respectively. For the Plan year 2005 and 2004, the matching contribution was made in Citadel Broadcasting Corporation common stock and was not participant directed. Participants who have completed one year in which they complete 1,000 hours of service, who have reached age 21 and who were employed on the last day of the Plan year are eligible for the discretionary matching contribution.

Participants age 50 and older are permitted to make additional catch-up contributions not to exceed $4,000 in 2005.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, any rollover amounts, the Company’s discretionary matching contribution, and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are immediately vested in elective deferral contributions and rollover amounts as well as earnings thereon. At the earliest of the following dates, participants are fully vested as to Company matching and discretionary contributions and earnings thereon:

1)	Date of participant’s death

2)	Date participant incurs a total disability

3)	Date of Plan termination

4)	Date participant completes 60 months of vesting as follows:

CITADEL BROADCASTING COMPANY

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004 (continued)

Vesting Service	Vesting Percentage
1 year	—
2 years	20%
3 years	40%
4 years	60%
5 years	100%

Forfeited Accounts—At December 31, 2005 and 2004, forfeited nonvested accounts totaled $2,045 and $131,801, respectively. Forfeitures are used to reduce future employer contributions and to offset Plan expenses. During the year ended December 31, 2005, employer contributions of $172,000 and Plan expenses of $20,250 were paid from forfeited nonvested accounts.

Payment of Benefits—Upon termination of service, demonstrated hardship, retirement or in the event of death, a participant’s account may be distributed in a lump-sum payment equal to the value of the participant’s vested account balance. In-service distributions are permitted at age 59 1/2.

Investment Funds—All of the Plan’s investment funds are offered through Merrill Lynch Trust Company (“Merrill Lynch”), the custodian and trustee of the Plan.

Participants may direct the investment of their deferrals to the Plan into various investment choices provided under the Plan, as determined by the Plan Sponsor. The employer contribution is allocated to the participant accounts as Citadel Broadcasting Corporation common stock. After the employer contribution is made, participants are then permitted to allocate amounts held in Citadel Broadcasting Corporation common stock into other investment options provided by the Plan.

Participant Notes Receivable—Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, except for a loan taken out for the purchase of a principal residence, which has a term of up to 15 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates on loans outstanding as of December 31, 2005 and 2004 ranged from 5.0% to 11.25% with maturities through February 2020. Principal and interest are paid ratably through payroll deductions. Participants are expected to make timely repayments of loans according to the amortization schedule. In the event a participant with an outstanding loan terminates employment, the participant is expected to repay the outstanding loan balance in full within 90 days of the last payment made; otherwise, the loan will go into default status on the last day of the quarter following the quarter that last payment was made.

Plan Termination—Although the Plan Sponsor has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to terminate the Plan at any time. Upon any full or partial termination, all amounts credited to the participants’ accounts shall become 100% vested.

CITADEL BROADCASTING COMPANY

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004 (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation—The investments, which are held by Merrill Lynch, are stated at fair value based on quoted market prices in an active market. The Plan’s investment in the common collective trust funds are presented at fair value, which has been determined based on the fair value of the underlying investments of the trust fund. When quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies. Participant notes receivable are valued at the outstanding note balance. Changes in the market value of investments held at year end and realized gains and losses on investment transactions during the year are reflected in the statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses—Expenses related to loan administration of $10,550 in 2005 were paid out of participants’ accounts. Other expenses related to the Plan’s administration are charged against and withdrawn from the Plan. The Company may pay any of such expenses or reimburse the Plan for any payments. During 2005, administrative expenses of $20,250 were paid out of the forfeiture account.

Payments of Benefits—Benefits are recorded when paid. At December 31, 2005 and 2004, there were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not been paid.

Use of Estimates— The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties— The Plan utilizes various investment instruments including common collective trusts, Citadel Broadcasting Corporation stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Reclassification— Certain prior year amounts have been reclassified to separately present non-interest bearing cash and other investments from mutual funds.

CITADEL BROADCASTING COMPANY

401(k) RETIREMENT SAVINGS PLA

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004 (continued)

3.	INVESTMENTS

Investments consist of the following at December 31:

	2005		2004
Common Stock
Citadel Broadcasting Corporation	$896,844		$99,182

Common/Collective Trusts
Merrill Lynch RET Preservation Trust	4,309,410	*	4,022,076	*
Merrill Lynch RET Preservation Trust Goal Manager	365,472		253,578

	4,674,882		4,275,654

Mutual Funds
Merrill Lynch S&P 500 Index Fund Class A	6,721,662	*	6,294,884	*
Merrill Lynch Value Opportunities Class A	4,965,205	*	4,501,984	*
ING International Value Fund Class A	4,339,536	*	3,879,796	*
Hotchkis & Wiley Mid Cap Value A	3,247,625	*	2,792,130	*
Phoenix Real Estate Securities Fund	3,204,920	*	2,731,709	*
Merrill Lynch Fundamental Growth Fund Class D	3,144,722	*	3,012,366	*
The Oakmark Select Fund Class II	2,807,376	*	2,668,700	*
Calvert Income Fund	2,610,960	*	2,391,235	*
Oppen Quest Balance Value Class A	1,824,088		1,697,069
Calvert Income Fund Goal Manager	1,265,046		937,887
Merrill Lynch US Govt Mortgage Fund Class D	1,023,618		1,011,962
Van Kampen Comstock Fund Class A	625,010		423,729
Merrill Lynch Value Opportunities Class A Goal Manager	455,369		318,648
Merrill Lynch Global Allocation Fund Class D	388,975		234,975
ING International Value Fund Class A Goal Manager	374,881		258,908
Merrill Lynch Fundamental Growth D Goal Manager	351,493		245,846
Van Kampen Comstock Class A Goal Manager	339,572		246,982
Merrill Lynch Healthcare Fund Class D	312,888		169,152
Davis Series Financial Fund Class A	281,056		218,197
Hotchkis & Wiley Mid Cap Value A Goal Manager	163,217		115,824
Dreyfus Premier Tech GR Class A	162,165		123,004
The Oakmark Select Class II Goal Manager	148,072		100,885

	38,757,456		34,375,872

Participant notes	1,474,763		1,166,261

Total Investments	$45,803,945		$39,916,969

*	Investment represents 5% or more of the Plan’s net assets available for benefits at December 31, 2005 and 2004.

Investment Income
Net (depreciation) appreciation in fair value of investments for the year ended December 31, 2005:
Citadel Broadcasting Corporation common stock	$(68,744)
Mutual funds	468,363
Dividend income	2,404,718

CITADEL BROADCASTING COMPANY

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004 (continued)

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the investments in the Citadel Broadcasting Corporation common stock is as follows:

	2005	2004
Investments—at fair value
Citadel Broadcasting Corporation common stock	$896,844	$99,182

		Year Ended December 31, 2005
Changes in Citadel Broadcasting Corporation common stock investments:
Contributions		$955,438
Net depreciation		(68,744)
Benefits paid to participants		(38,722)
Transfers to participant-directed investments		(50,310)

Total changes in net assets		$797,662

The amounts presented above represent the participant directed and nonparticipant directed activity in Citadel Broadcasting Corporation common stock.

5.	FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by Merrill Lynch. Merrill Lynch received an opinion letter from the Internal Revenue Service (“IRS”), dated June 4, 2002, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision of income tax has been included in the Plan’s financial statements.

6.	RELATED PARTY TRANSACTIONS

Certain of the Plan’s investments consisted of shares of common/collective trusts and mutual funds managed by Merrill Lynch, the custodian as defined by the Plan; therefore, these qualify as party-in-interest transactions.

Plan investments include Citadel Broadcasting Corporation common stock. As of December 31, 2005 and 2004, the Plan held 66,729 shares and 6,130 shares, respectively, of Citadel Broadcasting Corporation common stock with a cost basis of $959,570 and $88,883, respectively.

******

SUPPLEMENTAL SCHEDULE

CITADEL BROADCASTING COMPANY

401(k) RETIREMENT SAVINGS PLAN

EIN: #86-0703641

PLAN NUMBER 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2005

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment (Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost	(e) Current Value
		Common Stock
*	Citadel Broadcasting Corporation	Citadel Broadcasting Corporation	^	$959,570	$896,844

		Common/Collective Trusts
*	Merrill Lynch	Merrill Lynch RET Preservation Trust		**	4,309,410
*	Merrill Lynch	Merrill Lynch RET Preservation Trust Goal Manager		**	365,472

		Mutual Funds
*	Merrill Lynch	Merrill Lynch S&P 500 Index Fund Class A		**	6,721,662
*	Merrill Lynch	Merrill Lynch Value Opportunities Class A		**	4,965,205
	ING	ING International Value Fund Class A		**	4,339,536
	Mercury Advised	Hotchkis & Wiley Mid Cap Value A		**	3,247,625
	Phoenix Investment	Phoenix Real Estate Securities Fund		**	3,204,920
*	Merrill Lynch	Merrill Lynch Fundamental Growth Fund Class D		**	3,144,722
	Morningstar	The Oakmark Select Fund Class II		**	2,807,376
	Calvert	Calvert Income Fund		**	2,610,960
	Oppenheimer Funds	Oppen Quest Balance Value Class A		**	1,824,088
	Calvert	Calvert Income Fund Goal Manager		**	1,265,046
*	Merrill Lynch	Merrill Lynch US Govt Mortgage Fund Class D		**	1,023,618
	Van Kampen	Van Kampen Comstock Fund Class A		**	625,010
*	Merrill Lynch	Merrill Lynch Value Opportunities Class A Goal Manager		**	455,369
*	Merrill Lynch	Merrill Lynch Global Allocation Fund Class D		**	388,975
	ING	ING International Value Fund Class A Goal Manager		**	374,881
*	Merrill Lynch	Merrill Lynch Fundamental Growth D Goal Manager		**	351,493
	Van Kampen	Van Kampen Comstock Class A Goal Manager		**	339,572
*	Merrill Lynch	Merrill Lynch Healthcare Fund Class D		**	312,888
	Davis Selected	Davis Series Financial Fund Class A		**	281,056
	Mercury Advised	Hotchkis & Wiley Mid Cap Value A Goal Manager		**	163,217
	Dreyfus Corp.	Dreyfus Premier Tech GR Class A		**	162,165
	Morningstar	The Oakmark Select Class II Goal Manager		**	148,072
*	Participant loans	5.00 percent to 11.25 percent notes, due from January 2005 to February 2020		**	1,474,763

					$45,803,945

*	Indicates party-in-interest to the Plan.
**	Not applicable—participant-directed investment
^	Includes participant-directed and nonparticipant-directed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Citadel Broadcasting Corporation, through its wholly- owned subsidiary, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CITADEL BROADCASTING CORPORATION

Date: June 28, 2006	By:	/s/ ROBERT G. FREEDLINE
	Name:	Robert G. Freedline
	Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Document
23.1	Consent of Independent Registered Public Accounting Firm (Filed herewith)